SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JDS UNIPHASE CORPORATION

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

46612J507

(CUSIP Number of Class of Securities) (Underlying Common Stock)

JDS Uniphase Corporation

Andrew Pollack

430 North McCarthy Boulevard

Milpitas, California 95035

(408) 546-5000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Dean Fealk, Esq.

Sanjay Shirodkar, Esq.

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, California 94105

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$4,775,996	$341

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of common stock of JDS Uniphase Corporation that may be eligible for exchange in the Exchange Program will be exchanged pursuant to the offer. These options cover an aggregate of 4,331,401 shares of JDS Uniphase Corporation common stock and have an aggregate value of $4,775,996 as of September 29, 2010.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the transaction valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the amount of filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $341	Filing Party: JDS Uniphase Corporation

Form or Registration No.: 005-44729	Date Filed: October 6, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on October 6, 2010, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on October 14, 2010, (“Amendment No. 1”), relating to an offer by JDS Uniphase Corporation, a Delaware corporation (the “Company” or “JDSU”), to eligible employees, subject to specified conditions, to voluntarily exchange on a value-for-value basis certain outstanding stock options to purchase JDSU’s common stock, whether vested or unvested, for (i) a lesser number of new restricted stock units (“RSUs”), (ii) a lesser number of replacement options if they are residents of Canada, or (iii) cash if the eligible employees would receive in the aggregate less than 100 RSUs or 100 replacement options upon exchange, each calculated in accordance with applicable exchange ratios set forth in the Offer to Exchange (the “Exchange Program”), on the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for a Number of Restricted Stock Units, Replacement Options or Cash, dated October 6, 2010 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, as amended by Amendment No. 1.

This Amendment No. 2 is filed to report the results of the Exchange Program by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO, as amended by Amendment No. 1, remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and Amendment No. 1. All defined terms used in this Amendment No. 2 have the same meaning as in the Offer to Exchange.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 11:59 p.m., Pacific Time, on November 5, 2010. Pursuant to the Exchange Program, 3,555,241 eligible stock options were tendered, representing 83% of the total stock options eligible for exchange in the Exchange Program. All surrendered options were cancelled and the Company granted a total of 230,494 restricted stock units and 64,763 replacement options in exchange therefor, pursuant to the terms of the Offer to Exchange.

ITEM 12.	EXHIBITS.

The following exhibits are filed with this Schedule TO:

Incorporated by Reference

Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for a Number of Restricted Stock Units, Replacement Options or Cash, dated October 6, 2010		Sch TO		005-44729	10/06/2010

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(a)(1)(B)*	Form of Announcement Email to Eligible Employees Regarding Offer to Exchange dated October 6, 2010		Sch TO		005-44729	10/06/2010

(a)(1)(C)*	Form of Letter to Employees on Leave		Sch TO		005-44729	10/06/2010

(a)(1)(D)*	Form of Election		Sch TO		005-44729	10/06/2010

(a)(1)(E)*	Form of Expiration Reminder Email Communication to Eligible Employees		Sch TO		005-44729	10/06/2010

(a)(1)(F)*	Form of Confirmation Email Communication to Employees		Sch TO		005-44729	10/06/2010

(a)(1)(G)*	Screenshots of Option Exchange Program Website		Sch TO		005-44729	10/06/2010

(a)(1)(H)*	PowerPoint Presentation Regarding Offer to Exchange		Sch TO		005-44729	10/06/2010

(a)(1)(I)	Annual Report on Form 10-K for the fiscal year ended July 3, 2010		10-K		000-22874	08/31/2010

(a)(1)(J)	Form of Exchange Program Expiration Notice to Eligible Employees	X

(b)	Not Applicable

(d)(1)(A)	Amended and Restated 1993 Flexible Stock Incentive Plan (as amended for the Exchange Program)		10-Q 14-A	10.1 App. C	000-22874	02/11/2002 09/25/2009

(d)(1)(B)	Amended and Restated 2003 Equity Incentive Plan (as amended for the Exchange Program)		14-A 14-A	App. A	000-22874 000-22874	09/25/2009 09/25/2009

(d)(1)(C)	Amended and Restated 2005 Acquisition Equity Incentive Plan (as amended for the Exchange Program)		8-K 14-A	99.1 App. B	000-22874 000-22874	08/23/2005 09/25/2009

(d)(1)(D)	SDL, Inc. 1995 Stock Option Plan (as amended for the Exchange Program)		S-l 14-A	10.3 App. D	33-87752 000-22874	03/15/1995 09/25/2009

(d)(1)(E)*	2003 Amended and Restated Equity Incentive Plan for Employees in France		Sch TO		005-44729	10/06/2010

(d)(1)(F)*	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the U.S.)		Sch TO		005-44729	10/06/2010

(d)(1)(G)*	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the Rest of World)		Sch TO		005-44729	10/06/2010

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(d)(1)(H)*	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for France)		Sch TO		005-44729	10/06/2010

(d)(l)(l)*	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for China)		Sch TO		005-44729	10/06/2010

(d)(l)(J)*	Form of Option Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the Rest of World)		Sch TO		005-44729	10/06/2010

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed as an exhibit to the Schedule TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JDS UNIPHASE CORPORATION

By:	/S/ DAVID VELLEQUETTE
David Vellequette
Executive Vice President and Chief Financial Officer

Date: November 10, 2010

EXHIBIT INDEX

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for a Number of Restricted Stock Units, Replacement Options or Cash, dated October 6, 2010		Sch TO		005-44729	10/06/2010

(a)(1)(B)*	Form of Announcement Email to Eligible Employees Regarding Offer to Exchange dated October 6, 2010		Sch TO		005-44729	10/06/2010

(a)(1)(C)*	Form of Letter to Employees on Leave		Sch TO		005-44729	10/06/2010

(a)(1)(D)*	Form of Election		Sch TO		005-44729	10/06/2010

(a)(1)(E)*	Form of Expiration Reminder Email Communication to Eligible Employees		Sch TO		005-44729	10/06/2010

(a)(1)(F)*	Form of Confirmation Email Communication to Employees		Sch TO		005-44729	10/06/2010

(a)(1)(G)*	Screenshots of Option Exchange Program Website		Sch TO		005-44729	10/06/2010

(a)(1)(H)*	PowerPoint Presentation Regarding Offer to Exchange		Sch TO		005-44729	10/06/2010

(a)(1)(I)	Annual Report on Form 10-K for the fiscal year ended July 3, 2010		10-K		000-22874	08/31/2010

(a)(1)(J)	Form of Exchange Program Expiration Notice to Eligible Employees	X

(b)	Not Applicable

(d)(1)(A)	Amended and Restated 1993 Flexible Stock Incentive Plan (as amended for the Exchange Program)		10-Q 14-A	10.1 App. C	000-22874	02/11/2002 09/25/2009

(d)(1)(B)	Amended and Restated 2003 Equity Incentive Plan (as amended for the Exchange Program)		14-A 14-A	App. A	000-22874 000-22874	09/25/2009 09/25/2009

(d)(1)(C)	Amended and Restated 2005 Acquisition Equity Incentive Plan (as amended for the Exchange Program)		8-K 14- A	99.1 App. B	000-22874 000-22874	08/23/2005 09/25/2009

(d)(1)(D)	SDL, Inc. 1995 Stock Option Plan (as amended for the Exchange Program)		S-l 1 4-A	10.3 App. D	33-87752 000-22874	03/15/1995 09/25/2009

(d)(1)(E)*	2003 Amended and Restated Equity Incentive Plan for Employees in France		Sch TO		005-44729	10/06/2010

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(d)(1)(F)*	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the U.S.)		Sch TO		005-44729	10/06/2010

(d)(1)(G)*	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the Rest of World)		Sch TO		005-44729	10/06/2010

(d)(1)(H)*	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for France)		Sch TO		005-44729	10/06/2010

(d)(l)(l)*	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for China)		Sch TO		005-44729	10/06/2010

(d)(l)(J)*	Form of Option Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the Rest of World)		Sch TO		005-44729	10/06/2010

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed as an exhibit to the Schedule TO